Form N-SAR

Sub-Item 77Q1(b)

Text of Proposals Described in Sub-Item 77D

Janus Henderson Research Portfolio

33-63212, 811-07736

Janus Henderson Research Portfolio

Realignment of the Portfolio

On December 8, 2016, the Board of Trustees of Janus Aspen Series approved changing the name, principal investment strategies, and portfolio management team of Janus Portfolio (collectively, the “Realignment”). Also on December 8, 2016, the Board of Trustees of Janus Investment Fund approved a merger of the Janus Fund into Janus Research Fund (the “Janus Fund Merger”), both series of Janus Investment Fund. Janus Portfolio is managed in a manner similar to Janus Fund. In order to streamline the Janus Capital product lineup and to more efficiently manage the portfolios, Janus Capital recommended, and the Board of Trustees approved, the Realignment subject to completion of the Janus Fund Merger and approval by Janus Portfolio shareholders of an amended and restated investment advisory agreement (the “Amended Advisory Agreement”). In connection with the Realignment, the Board of Trustees approved the Amended Advisory Agreement between Janus Capital and Janus Portfolio, which reflects a change to the benchmark index and performance hurdle used to calculate Janus Portfolio’s performance-adjusted investment advisory fee, in order to align with Janus Research Fund as discussed below under “Proposed Changes to Performance Fee Adjustment Calculation.”

The Amended Advisory Agreement is subject to approval by shareholders of the Janus Portfolio. The Realignment is not subject to shareholder approval. Subject to the completion of the Janus Fund Merger and shareholder approval of the Amended Advisory Agreement, the Realignment would result in the changes noted below.

Name Change. The name of the Portfolio would be changed from “Janus Portfolio” to “Janus Research Portfolio.”

Investment Strategy Changes. The principal investment strategies of Janus Portfolio would be changed as follows:

Investment Approach. The Portfolio would continue to focus on a portfolio of large cap common stocks, with the ability to invest in companies of any size. Following the Realignment, the Portfolio would apply an investment process in which a team of Janus Capital’s equity research analysts, overseen by the Portfolio Oversight Team led by Janus Capital’s Director of Research (the “Research Team”), selects investments that represent the Research Team’s high-conviction investment ideas in all market capitalizations and styles and expects to be broadly diversified among a variety of industry sectors, whereas the Portfolio’s current investment process, while utilizing ideas of the Research Team, is based on the portfolio managers applying their “bottom up” approach to selecting investments, which may result in broad diversification among industry sectors. The Portfolio does not currently have a formal policy to balance sector weightings, however, following the Realignment, securities held by the Portfolio may be sold to rebalance sector weightings.

Principal Investment Strategies. The following is intended to show the primary similarities and differences between the current principal investment strategies and those that would be implemented following the Realignment.

Current Investment Strategies	Post-Realignment Investment Strategies
General Strategy, Company Size and Geographic Distribution

The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential. Although the Portfolio may invest in companies of any size, it generally invests in larger, more established companies.

The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

The Portfolio may also invest in foreign securities, which may include investments in emerging markets.	Although the Research Team may find high-conviction investment ideas anywhere in the world, the Research Team emphasizes investments in securities of U.S.-based issuers.

Current Investment Strategies	Post-Realignment Investment Strategies
Investment Approach

The portfolio managers apply a “bottom up” approach in choosing investments. In other words, the portfolio managers look at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Portfolio’s investment policies.

Janus Capital’s equity research analysts, overseen by the Portfolio Oversight Team led by Janus Capital’s Director of Research (“Research Team”) select investments for the Portfolio that represent the Research Team’s high-conviction investment ideas in all market capitalizations and styles. The Research Team, comprised of sector specialists, conducts a fundamental analysis with a focus on “bottom up” research, quantitative modeling, and valuation analysis. Using this research process, analysts rate their stocks based upon attractiveness. Analysts bring their high conviction ideas to their respective sector teams. Sector teams compare the appreciation and risk potential of each of the team’s high-conviction ideas and construct a sector portfolio that is intended to maximize the best risk-reward opportunities.

The Portfolio may sell positions when, among other things, there is no longer high conviction in the return potential of the investment or if the risk characteristics have caused a reevaluation of the opportunity. This may occur if the stock has appreciated and reflects the anticipated value, if another company represents a better risk-reward opportunity, or if the investment’s fundamental characteristics deteriorate. The Portfolio may sell securities from the portfolio to rebalance sector weightings.

It is expected that the Portfolio will be broadly diversified among a variety of industry sectors. The Portfolio intends to be fully invested under normal circumstances. However, under unusual circumstances, if the Portfolio’s Research Team does not have high conviction in enough investment opportunities, the Portfolio’s uninvested assets may be held in cash or similar instruments.

Other Investment Policies

The Portfolio may take long or short positions in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices, as substitutes for securities in which the Portfolio invests. The types of derivatives in which the Portfolio may invest include options, futures, swaps, warrants, and forward currency contracts. The Portfolio may use derivatives to hedge, to earn income or enhance returns, as a substitute for securities in which the Portfolio invests, to increase or decrease the Portfolio’s exposure to a particular market, to adjust the Portfolio’s currency exposure relative to its benchmark index, to gain access to foreign markets where direct investment may be restricted or unavailable, or to

No specifically stated comparable principal investment policy.

Current Investment Strategies	Post-Realignment Investment Strategies
manage the Portfolio’s risk profile.
The Portfolio may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.	No change.